UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under The Securities and Exchange Act of 1934
(Amendment No. 1*)
GeneLink, Inc.
(Name of Issuer)
Common Stock

(Title of Class of Securities)
  36870F107

(CUSIP Number)
Kenneth R. Levine
2 Oaklawn Road
Short Hills, NJ 07078
  (212) 765-9710

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)
June 24, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth R. Levine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A) ☐
	(B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		9,354,796

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,354,796

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,354,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer:
Common Stock of GeneLink, Inc., 317 Wekiva Springs Road, #200, Longwood, FL 32779.
Item 2. Identity and Background:
(a)	This statement is filed on behalf of Kenneth R. Levine.

(b)	Mr. Levine’s address is 2 Oaklawn Road, Short Hills, NJ 07078.

(c)	Mr. Levine is the Chief Executive Officer of First Equity Capital Securities, Inc., located at 2 Oaklawn Road, Short Hills, NJ 07078.

(d)	Mr. Levine has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Levine has not been, during the five years prior to the date hereof, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Levine is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration:
Personal funds.
Item 4. Purpose of Transaction:
Personal investment.
Item 5. Interest in Securities of the Issuer:
(a)	As of June 26, 2008, Mr. Levine owned 5,952,046 shares of the Issuer’s outstanding Common Stock and the Kenneth Levine SEC PS Plan, which Mr. Levine has the power to vote or dispose of such shares held by it and of which Mr. Levine is the beneficiary, owned 350,000 shares of the Issuer’s outstanding Common Stock. Mr. Levine also holds warrants to acquire 3,102,750 shares of the Issuer’s Common Stock. In the aggregate, the stock and warrants held directly or indirectly by Mr. Levine represent 9.86%.

(b)	Mr. Levine holds the sole power to vote or to direct the vote, and to dispose or to direct the disposition of all of the shares reported on this Schedule 13D.

(c)	During the sixty days prior to this report, Mr. Levine acquired shares of common stock of the Issuer, along with warrants to acquire common stock of the Issuer, as follows:
On April 26, 2008, Mr. Levine was issued 100,000 options exercisable at $.08 of which 25,000 vested immediately and 25,000 vest on each of June 1, 2008, 2009 and 2010.
On June 12, 2008, Mr. Levine received 1,187,869 shares of Common Stock upon the exercise of warrants at an exercise price of $0.06 per share and Kenneth Levine SEC PS Plan received 70,000 shares of Common Stock upon the exercise of warrants at an exercise price of $0.05 per share in connection with the Company’s tender offer of outstanding warrants.
On June 24, 2008, Mr. Levine received 1,672,295 shares of Common Stock upon the conversion of outstanding convertible secured promissory notes at a price of $0.05 per share.
(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:
None
Item 7. Material to be Filed as Exhibits:
None
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2008	/s/ Kenneth R. Levine
Kenneth R. Levine